November 21, 2014

Via EDGAR & Federal Express

H. Roger Schwall

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Supplemental Response to Comment Letter Dated November 6, 2014
Black Stone Minerals, L.P.
Registration Statement on Form S-1
Confidentially Submitted October 8, 2014
CIK No. 0001621434

Ladies and Gentlemen:

This letter is being submitted on behalf of Black Stone Minerals, L.P. (the “Registrant,” the “Partnership,” “we,” “us,” or “our”) in response to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 6, 2014 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 (CIK No. 0001621434), initially and confidentially submitted with the Commission on October 8, 2014 (“Confidential Submission No. 1”). The Comment Letter included, among other comments, a request for certain supplemental materials. Concurrently with the submission of this letter, we are confidentially submitting through EDGAR Confidential Submission No. 2 (“Confidential Submission No. 2”).

In response to comment 26 of the Comment Letter, we are enclosing as supplemental information (the “Supplemental Information”) a USB flash drive that contains marked copies of internal or third-party reports, studies, or calculations that support the use of a 20 Mcf per barrel conversion factor, namely (i) an SPE article, entitled “Eagle Ford Shale – An Early Look at Ultimate Recovery,” by Gary S. Swindell, (ii) a July 30, 2014 article, entitled “Valuing Barrels of Oil Equivalent,” by James L. Smith, and (iii) a Stout Risius Ross article, entitled “Oil and Gas Minerals: How They and Their Holding Entities Are Valued,” by Alan B. Harp, Jr. In order to access the flash drive, press the “key” symbol, followed by “8-1-1-3,” and then press the “key” symbol again.

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Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002     Telephone: 713.658.0647 Facsimile: 713.658.0943

Securities and Exchange Commission   November 21, 2014   Page 2

Please direct any questions you have with respect to the supplemental materials to me at (713) 445-3204 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

/s/ Steve Putman
Steve Putman
Senior Vice President, General Counsel, and Secretary

[Enclosures]

cc:	Karina V. Dorin (Securities and Exchange Commission)
Laura Nicholson (Securities and Exchange Commission)
Brenda Lenahan (Vinson & Elkins L.L.P.)
Mike Rosenwasser (Vinson & Elkins L.L.P.)

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002     Telephone: 713.658.0647 Facsimile: 713.658.0943